October 31, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Attention: Nudrat Salik

Rufus Decker

Re:	MasTec, Inc. File No. 1-8106 Comment Letter Dated October 5, 2012

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”). In the telephonic conversation between John Huber of FTI Consulting, Inc. and Rufus Decker and Nudrat Salik of the Staff of the Securities and Exchange Commission on October 31,2012, Mr. Huber discussed the Company’s retention of FTI Consulting to assist the Company in responding to the Comment Letter. On behalf of the Company, I am requesting that the period for the Company to respond to the Comment Letter be extended from November 9, 2012 to November 16, 2012. We are grateful for the Staff’s willingness to consider this request for additional time to respond to the Comment Letter.

Please send a response to this request to the undersigned. If you or any other member of the Staff have any comments or questions regarding this request, please contact the undersigned by phone at (305) 406-1811, or alternatively, at the Company’s address contained in the Comment Letter, with a copy to Albert de Cardenas, the Company’s general counsel, at the same address.

Very truly yours,

/s/ T. Michael Love
T. Michael Love Vice President and Corporate Controller